UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Temecula Valley Bancorp Inc.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

879734200
(CUSIP Number)

Neil M. Cleveland
28046 Del Rio Road, Suite C
Temecula, California 92590
(951) 676-4148
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 11, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box: ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 879734200

1	Names of Reporting Persons. Ryan Heslop
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	751,947
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	751,947
11	Aggregate Amount Beneficially Owned by Each Reporting Person 751,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Ariel Warszawski
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	751,947
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	751,947
11	Aggregate Amount Beneficially Owned by Each Reporting Person 751,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	751,947
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	751,947
11	Aggregate Amount Beneficially Owned by Each Reporting Person 751,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	751,947
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	751,947
11	Aggregate Amount Beneficially Owned by Each Reporting Person 751,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. Firefly Management Company GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	751,947
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	751,947
11	Aggregate Amount Beneficially Owned by Each Reporting Person 751,947
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 34.0%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 879734200

1	Names of Reporting Persons. FVP Master Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	321,338
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	321,338
11	Aggregate Amount Beneficially Owned by Each Reporting Person 321,338
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 14.5%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 879734200

1	Names of Reporting Persons. FVP US-Q, LP
2	Check the Appropriate Box if a Member of a Group (See Instruction) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially by Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	430,609
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	430,609
11	Aggregate Amount Beneficially Owned by Each Reporting Person 430,609
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 19.5%
14	Type of Reporting Person (See Instructions) PN

Introduction

This Amendment No. 3 (“Amendment No. 3”) amends Items 3 and 5 of the Schedule 13D originally filed by (i) FVP Master Fund, L.P., a Cayman Islands exempted limited partnership (“FVP Master Fund”), (ii) FVP US-Q, LP, a Delaware limited partnership (“FVP Fund” and, together with the FVP Master Fund, “Funds”), (iii) Firefly Value Partners, LP, a Delaware limited partnership (“Firefly Partners”), which serves as the investment manager of the Funds pursuant to investment management agreements, (iv) FVP GP, LLC, a Delaware limited liability company (“FVP GP”), which serves as the general partner of the Funds, (v) Firefly Management Company GP, LLC, a Delaware limited liability company (“Firefly Management”), which serves as the general partner of Firefly Partners, and (vi) Messrs. Ryan Heslop and Ariel Warszawski, the managing members of FVP GP and Firefly Management (all of the foregoing, collectively, “Reporting Persons”) on April 23, 2010 (the “Original Statement”), Amendment No. 1 to the Original Statement filed on May 5, 2010 (“Amendment No. 1”) and Amendment No. 2 to the Original Statement filed on May 11, 2010 (“Amendment No. 2”). This Amendment No. 3 relates to Trust Preferred Securities (“Shares”) of Temecula Valley Bancorp, Inc. Unless specifically amended hereby, the disclosure set forth in the Original Statement, as amended by Amendment No. 1 and Amendment No. 2, shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

The gross investment costs (including commissions, if any) of the Shares purchased by the Reporting Persons is approximately $298,779.10, at purchase prices ranging from $0.05 to $0.7766 per Share. The source of these funds was the working capital of the Funds, for which Firefly Partners act as investment manager.

Item 5. Interest in Securities of the Issuer

a.	The responses of the Reporting Persons to Items (11) and (13) on the cover pages of this Amendment No. 1 are incorporated herein by reference. The total number of Shares outstanding is 2,213,750.

b.	The responses of the Reporting Persons to Items (7) through (10) on the cover pages of this Amendment No. 1 are incorporated herein by reference.

c.
See Item 3, above, and Item 4 in the Original Statement. The transactions in the Issuer’s securities by each of FVP Master Fund and FVP Fund in the last sixty days are listed as ANNEX A attached hereto and made a part hereof.

d.	None.

e.	Not applicable.

ANNEX A

Account	Date	Buy/Sell	Number of Shares1	Price per Share ($)
FVP Master Fund	March 18, 2010	Buy	4,844	0.0500
FVP Fund	March 18, 2010	Buy	6,056	0.0500
FVP Master Fund	March 19, 2010	Buy	26,313	0.0837
FVP Fund	March 19, 2010	Buy	32,897	0.0837
FVP Master Fund	March 22, 2010	Buy	7,022	0.1000
FVP Fund	March 22, 2010	Buy	8,778	0.1000
FVP Master Fund	March 23, 2010	Buy	889	0.1000
FVP Fund	March 23, 2010	Buy	1,111	0.1000
FVP Master Fund	March 30, 2010	Buy	85,991	0.1300
FVP Fund	March 30, 2010	Buy	107,509	0.1300
FVP Master Fund	March 31, 2010	Buy	5,624	0.1500
FVP Fund	March 31, 2010	Buy	7,031	0.1500
FVP Master Fund	April 1, 2010	Buy	1,292	0.1500
FVP Fund	April 1, 2010	Buy	1,658	0.1500
FVP Master Fund	April 6, 2010	Buy	897	0.1500
FVP Fund	April 6, 2010	Buy	1,153	0.1500
FVP Master Fund	April 21, 2010	Buy	54,336	0.4455
FVP Fund	April 21, 2010	Buy	69,775	0.4455
FVP Master Fund	April 22, 2010	Buy	32,135	0.6115
FVP Fund	April 22, 2010	Buy	41,265	0.6115
FVP Master Fund	May 4, 2010	Buy	12,581	0.4767
FVP Fund	May 4, 2010	Buy	18,919	0.4767
FVP Master Fund	May 4, 2010	Buy	20,196	0.4800
FVP Fund	May 4, 2010	Buy	30,369	0.4800
FVP Master Fund	May 5, 2010	Buy	1,997	0.5000
FVP Fund	May 5, 2010	Buy	3,003	0.5000
FVP Master Fund	May 5, 2010	Buy	2,698	0.4912
FVP Fund	May 5, 2010	Buy	4,057	0.4912
FVP Master Fund	May 6, 2010	Buy	1,997	0.4800
FVP Fund	May 6, 2010	Buy	3,003	0.4800
FVP Master Fund	May 7, 2010	Buy	3,994	0.4800
FVP Fund	May 7, 2010	Buy	6,006	0.4800
FVP Master Fund	May 7, 2010	Buy	1,358	0.4800
FVP Fund	May 7, 2010	Buy	2,042	0.4800
FVP Master Fund	May 10, 2010	Buy	1,198	0.5000
FVP Fund	May 10, 2010	Buy	1,802	0.5000
FVP Master Fund	May 10, 2010	Buy	499	0.4500
FVP Fund	May 10, 2010	Buy	751	0.4500
FVP Master Fund	May 11, 2010	Buy	53,440	0.7766
FVP Fund	May 11, 2010	Buy	80,361	0.7766
FVP Master Fund	May 11, 2010	Buy	2,037	0.7078
FVP Fund	May 11, 2010	Buy	3,063	0.7078

1 All transactions relate to Trust Preferred shares, as described in Item 1 on the Original Statement.

Signature

After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 13, 2010	/s/ Ryan Heslop
Ryan Heslop

Ariel Warszawski
Firefly Value Partners, LP
FVP GP, LLC
Firefly Management Company GP, LLC
FVP Master Fund, L.P.
FVP US-Q, LP

/s/ Ariel Warszawski
Ariel Warszawski, for himself and as Managing Member of FVP GP (for itself and as general partner of each of the Funds) and Firefly Management (for itself and as general partner of Firefly Partners)